# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 08/25/2025
Filed by CIK 0002045643
Persons authorized to receive notices and communications: Babak (Bob) Ghassemieh, 9255 Sunset Blvd., Suite UPH, West Hollywood, California (CA), 90069, (310) 503-2503

## Reporting persons
- Ghassemieh Babak (CIK 0002045643): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 65,207; shared voting power 45,000; sole dispositive power 65,207; shared dispositive power 2,570,735; aggregate amount beneficially owned 2,615,942 (3.7% of the class)
- Fred Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,615,437; shared voting power 0; sole dispositive power 1,615,437; shared dispositive power 0; aggregate amount beneficially owned 2,062,645 (3.1% of the class)
- Samuel J. Jagger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alex Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 51,110; shared voting power 2,518,301; sole dispositive power 51,110; shared dispositive power 2,518,301; aggregate amount beneficially owned 2,569,411 (3.7% of the class)
- Fataneh Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0% of the class)
- Ali Afshari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0% of the class)
- Mahyar Amirsaleh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 15,000; shared voting power 115,000; sole dispositive power 15,000; shared dispositive power 115,000; aggregate amount beneficially owned 115,000 (0.2% of the class)
- Lillian Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 15,000; shared voting power 65,000; sole dispositive power 15,000; shared dispositive power 65,000; aggregate amount beneficially owned 80,000 (0.1% of the class)
- Kambiz Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 17,000; shared voting power 0; sole dispositive power 17,000; shared dispositive power 0; aggregate amount beneficially owned 17,000 (0% of the class)
- Mahvash Ehsani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 6,000; shared voting power 0; sole dispositive power 6,000; shared dispositive power 0; aggregate amount beneficially owned 6,000 (0% of the class)
- Jennifer Gareis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,335; shared voting power 5,735; sole dispositive power 5,335; shared dispositive power 5,735; aggregate amount beneficially owned 5,735 (0% of the class)
- Christina Matthias: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,000; shared voting power 0; sole dispositive power 2,000; shared dispositive power 0; aggregate amount beneficially owned 2,000 (0% of the class)
- Eric Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 500; shared voting power 0; sole dispositive power 500; shared dispositive power 0; aggregate amount beneficially owned 500 (0% of the class)
- Gavin Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 200; sole dispositive power 0; shared dispositive power 200; aggregate amount beneficially owned 200 (0% of the class)
- Sophia Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 200; sole dispositive power 0; shared dispositive power 200; aggregate amount beneficially owned 200 (0% of the class)
- Lewis Stanton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 190,093; sole dispositive power 0; shared dispositive power 190,093; aggregate amount beneficially owned 190,093 (0.3% of the class)
- Farhad Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 110,000; sole dispositive power 0; shared dispositive power 110,000; aggregate amount beneficially owned 110,000 (0.2% of the class)
- Cyrus Amirsaleh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Fred Ghassemieh Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 254,354; sole dispositive power 0; shared dispositive power 254,354; aggregate amount beneficially owned 254,354 (0.4% of the class)
- Feridoon Ghassemieh Descendant's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 186,374; sole dispositive power 0; shared dispositive power 186,374; aggregate amount beneficially owned 186,374 (0.3% of the class)
- Trust FBO Feridoon Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Trust FBO Alex Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 80,093; sole dispositive power 0; shared dispositive power 80,093; aggregate amount beneficially owned 80,093 (0.1% of the class)
- Bob Ghassemieh 2021 Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 25,000; sole dispositive power 0; shared dispositive power 25,000; aggregate amount beneficially owned 25,000 (0% of the class)
- Lillian Ghassemieh 2021 Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0% of the class)
- Trust FBO Firouzeh Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0% of the class)
- Alpine Lake Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- BL PCH LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0% of the class)
- Pacific SHG Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 18,301; sole dispositive power 0; shared dispositive power 18,301; aggregate amount beneficially owned 18,301 (0% of the class)
- Morning View Hotels BH I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (3.6% of the class)
- Palm Lake GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, on August 25, 2025, the Group Agreement (as defined in the initial Schedule 13D) terminated pursuant to its terms. Following the termination of the Group Agreement, Samuel J. Jagger shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 1.

The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Bob Ghassemieh were purchased with personal funds. The aggregate purchase price of the 45,207 Shares directly owned by Bob Ghassemieh is approximately $106,676, excluding brokerage commissions.

The Shares directly owned by Fred Ghassemieh were purchased with personal funds. The aggregate purchase price of the 1,615,437 Shares directly owned by Fred Ghassemieh is approximately $4,232,444, excluding brokerage commissions.

Samuel J. Jagger has not used any funds to acquire securities of the Issuer and does not directly own any Shares of the Issuer.

The Shares directly owned by Alex Ghassemieh were purchased with personal funds. The aggregate purchase price of the 51,110 Shares directly owned by Alex Ghassemieh is approximately $203,417, excluding brokerage commissions.

The Shares directly owned by Fataneh Ghassemieh were purchased with personal funds. The aggregate purchase price of the 30,000 Shares directly owned by Fataneh Ghassemieh is approximately $139,200, excluding brokerage commissions.

The Shares directly owned by Ali Afshari were purchased with personal funds. The aggregate purchase price of the 30,000 Shares directly owned by Ali Afshari is approximately $133,800, excluding brokerage commissions.

The Shares directly owned by Mahyar Amirsaleh were purchased with personal funds. The aggregate purchase price of the 15,000 Shares directly owned by Mahyar Amirsaleh is approximately $87,300, excluding brokerage commissions.

The Shares directly owned by Lillian Ghassemieh were purchased with personal funds. The aggregate purchase price of the 15,000 Shares directly owned by Lillian Ghassemieh is approximately $53,700, excluding brokerage commissions.

The Shares directly owned by Kambiz Ghassemieh were purchased with personal funds. The aggregate purchase price of the 17,000 Shares directly owned by Kambiz Ghassemieh is approximately $40,550, excluding brokerage commissions.

The Shares directly owned by Mahvash Ehsani were purchased with personal funds. The aggregate purchase price of the 6,000 Shares directly owned by Mahvash Ehsani is approximately $34,800, excluding brokerage commissions.

The Shares directly owned by Jennifer Gareis were purchased with personal funds. The aggregate purchase price of the 5,735 Shares directly owned by Jennifer Gareis is approximately $17,649, excluding brokerage commissions.

The Shares directly owned by Christina Matthias were purchased with personal funds. The aggregate purchase price of the 2,000 Shares directly owned by Christina Matthias is approximately $11,100, excluding brokerage commissions.

The Shares directly owned by Eric Ghassemieh were purchased with personal funds. The aggregate purchase price of the 500 Shares directly owned by Eric Ghassemieh is approximately $1,390, excluding brokerage commissions.

The Shares directly owned by Gavin Ghassemieh were purchased with personal funds. The aggregate purchase price of the 200 Shares directly owned by Gavin Ghassemieh is approximately $976, excluding brokerage commissions.

The Shares directly owned by Sophia Ghassemieh were purchased with personal funds. The aggregate purchase price of the 200 Shares directly owned by Sophia Ghassemieh is approximately $976, excluding brokerage commissions.

The Shares purchased by Fred Ghassemieh Children's Trust were purchased with personal funds. The aggregate purchase price of the 254,354 Shares owned directly by Fred Ghassemieh Children's Trust is approximately $1,398,947, excluding brokerage commissions.

The Shares purchased by Feridoon Ghassemieh Descendant's Trust were purchased with personal funds. The aggregate purchase price of the 186,374 Shares owned directly by Feridoon Ghassemieh Descendant's Trust is approximately $557,258, excluding brokerage commissions.

The Shares purchased by Trust FBO Feridoon Ghassemieh were purchased with personal funds. The aggregate purchase price of the 100,000 Shares owned directly by Trust FBO Feridoon Ghassemieh is approximately $236,000, excluding brokerage commissions.

The Shares purchased by Trust FBO Alex Ghassemieh were purchased with personal funds. The aggregate purchase price of the 80,093 Shares owned directly by Trust FBO Alex Ghassemieh is approximately $395,659, excluding brokerage commissions.

The Shares purchased by Bob Ghassemieh 2021 Children's Trust were purchased with personal funds. The aggregate purchase price of the 25,000 Shares owned directly by Bob Ghassemieh 2021 Children's Trust is approximately $76,750, excluding brokerage commissions.

The Shares purchased by Lillian Ghassemieh 2021 Children's Trust were purchased with personal funds. The aggregate purchase price of the 20,000 Shares owned directly by Lillian Ghassemieh 2021 Children's Trust is approximately $55,200, excluding brokerage commissions.

The Shares purchased by Trust FBO Firouzeh Ghassemieh were purchased with personal funds. The aggregate purchase price of the 10,000 Shares owned directly by Trust FBO Firouzeh Ghassemieh is approximately $40,800, excluding brokerage commissions.

The Shares purchased by Alpine Lake were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100,000 Shares owned directly by Alpine Lake is approximately $228,000, excluding brokerage commissions.

The Shares purchased by BL PCH were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 20,000 Shares owned directly by BL PCH is approximately $228,000, excluding brokerage commissions.

The Shares purchased by Pacific SHG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 18,301 Shares owned directly by Pacific SHG is approximately $47,800, excluding brokerage commissions.

The Shares purchased by Morning View Hotels were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,500,000 Shares beneficially owned directly by Morning View Hotels is approximately $69,543, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 25, 2025, the Reporting Persons entered into a cooperation agreement (the "Cooperation Agreement") with the Issuer, Ashford Inc. ("Ashford"), and Ashford Hospitality Trust, Inc. (collectively, the "Company Group") pursuant to which the Issuer appointed Bob Ghassemieh to the Issuer's board of directors (the "Board"). The Issuer has also agreed to nominate Mr. Ghassemieh (or a Replacement Director, as defined in the Cooperation Agreement) for election at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting") and 2026 annual meeting of stockholders (the "2026 Annual Meeting"), subject to the terms of the Cooperation Agreement. Pursuant to the Cooperation Agreement, the Reporting Persons have withdrawn their nomination notice delivered to the Issuer on June 2, 2025, regarding the nomination of director candidates for election to the Board at the 2025 Annual Meeting.

The Reporting Persons have reviewed the Issuer's announcement on August 26, 2025, that (i) the Issuer is initiating a process for the sale of the Issuer and (ii) the Issuer and Ashford, its external advisor, have executed a letter agreement with respect to the Fifth Amended and Restated Advisory Agreement, dated as of April 13, 2018 (as amended, the "Advisory Agreement") pursuant to which the parties have agreed to a $480 million termination fee in favor of Ashford in the context of a transaction that results in a change of control of the Issuer that terminates the Advisory Agreement.

The Reporting Persons were not aware of these developments involving the Issuer and Ashford when they entered into the Cooperation Agreement, and Mr. Ghassemieh looks forward to representing the best interests of all stockholders upon joining the Board.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain standstill restrictions from the date of the Cooperation Agreement and continuing until 11:59 p.m., Central time, on the later of (i) the date of the 2026 Annual Meeting and (ii) the date that is three months after the last day that Mr. Ghassemieh (or any Replacement Director) serves on the Board (the "Restricted Period").

The Cooperation Agreement further provides that, during the Restricted Period, the Reporting Persons are required to vote their shares in favor of the Issuer's nominees and any other proposals recommended by the Board, subject to certain exceptions, including that the Reporting Persons are permitted to vote in their sole discretion with respect to proposals relating to certain extraordinary transactions (subject to certain exceptions). Additionally, the Reporting Persons and the Company Group have agreed to a customary mutual non-disparagement provision.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 68,219,432 Shares outstanding, which is the total number of Shares outstanding as of August 25, 2025 as disclosed to the Reporting Persons by the Issuer, (ii) certain or all of the 8,485 Shares issuable upon the conversion the Series B Preferred stock held by certain of the Reporting Persons, as applicable, and (iii) 2,500,000 Shares issuable upon the conversion of the 2,500,000 operating partnership units held by Morning View Hotels, as applicable.

As of the date hereof:

Bob Ghassemieh beneficially owned 2,615,942 Shares, consisting of (i) approximately 45,207 Shares beneficially owned directly by him, 207 Shares of which are beneficially owned of record (ii) 5,335 Shares beneficially owned directly by Jennifer Gareis (his spouse), including 2,005 Shares which are convertible from 1,500 Shares of Series B Preferred Stock, (iii) 200 Shares beneficially owned directly by Gavin Ghassemieh (his minor child), (iv) 200 Shares beneficially owned directly by Sophia Ghassemieh (his minor child), (v) 25,000 Shares beneficially owned directly by Bob Ghassemieh 2021 Children's Trust, of which he serves as Trustee, (vi) 20,000 Shares beneficially owned directly by Lillian Ghassemieh 2021 Children's Trust, of which he serves as Trustee, (xii) 20,000 Shares beneficially owned directly by BL PCH, where he serves as Manager, and (xiii) 2,500,000 Shares beneficially owned directly by Morning View Hotels, where he serves as Manager, convertible from 2,500,000 units of Braemar Hospitality Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), constituting approximately 3.7% of the Shares outstanding.

Fred Ghassemieh beneficially owned 2,062,645 Shares, consisting of (i) 1,615,437 Shares beneficially owned directly by him, (ii) 6,480 Shares which are convertible from 4,846 Shares of Series B Preferred Stock, (iii) 254,354 Shares beneficially owned directly by Fred Ghassemieh Children's Trust, of which he serves as Trustee, and (iv) 186,374 Shares beneficially owned directly by Feridoon Ghassemieh Descendant's Trust, of which he serves as Trustee, constituting approximately 3.0% of the Shares outstanding.

Samuel J. Jagger owned 0 Shares.

Alex Ghassemieh beneficially owned 2,569,411 Shares, consisting of (i) 51,110 Shares beneficially owned directly by him, (ii) 18,301 Shares beneficially owned directly by Pacific SHG, where he serves as Manager, and (iii) 2,500,000 Shares beneficially owned directly by Morning View Hotels, where he serves as Manager, constituting approximately 3.6% of the Shares outstanding.

Fataneh Ghassemieh beneficially owned directly 30,000 Shares, constituting less than 1% of the Shares outstanding.

Ali Afshari beneficially owned directly 30,000 Shares, constituting less than 1% of the Shares outstanding.

Mahyar Amirsaleh beneficially owned 115,000 Shares consisting of (i) 15,000 Shares beneficially owned directly by her and (ii) 100,000 Shares beneficially owned directly by Alpine Lake, where she serves as Manager, constituting less than 1% of the Shares outstanding.

Lillian Ghassemieh beneficially owned 80,000 Shares, consisting of (i) 15,000 Shares beneficially owned directly by her, (ii) 25,000 Shares beneficially owned directly by Bob Ghassemieh 2021 Children's Trust, of which she serves as Trustee, (iii) 20,000 Shares beneficially owned directly by Lillian Ghassemieh 2021 Children's Trust, of which she serves as Trustee, and (iv) 20,000 Shares beneficially owned directly by BL PCH, where she serves as Manager, constituting less than 1% of the Shares outstanding.

Kambiz Ghassemieh beneficially owned directly 17,000 Shares, constituting less than 1% of the Shares outstanding.

Mahvash Ehsani beneficially owned directly 6,000 Shares, constituting less than 1% of the Shares outstanding.

Jennifer Gareis beneficially owned 5,735 Shares, consisting of (i) 3,330 Shares beneficially owned directly by her, (ii) 2,005 Shares which are convertible from 1,500 Shares of Series B Preferred Stock, (iii) 200 Shares beneficially owned directly by Gavin Ghassemieh (her minor child), and (iv) 200 Shares beneficially owned directly by Sophia Ghassemieh (her minor child), constituting less than 1% of the Shares outstanding.

Christina Matthias beneficially owned directly 2,000 Shares, constituting less than 1% of the Shares outstanding.

Eric Ghassemieh beneficially owned directly 500 Shares, constituting less than 1% of the Shares outstanding.

Gavin Ghassemieh beneficially owned directly 200 Shares, constituting less than 1% of the Shares outstanding.

Sophia Ghassemieh beneficially owned directly 200 Shares, constituting less than 1% of the Shares outstanding.

Lewis Stanton beneficially owned 190,093 Shares, consisting of (i) 100,000 Shares beneficially owned directly by Trust FBO Feridoon Ghassemieh, of which he serves as Trustee, (ii) 80,093 Shares beneficially owned directly by Trust FBO Alex Ghassemieh, of which he serves as Trustee, and (iii) 10,000 Shares beneficially owned directly by Trust FBO Firouzeh Ghassemieh, of which he serves as Trustee, constituting less than 1% of the Shares outstanding.

Farhad Ghassemieh beneficially owned 110,000 Shares, consisting of (i) 100,000 Shares beneficially owned directly by Trust FBO Feridoon Ghassemieh, of which he serves as Trustee, and (ii) 10,000 Shares beneficially owned directly by Trust FBO Firouzeh Ghassemieh, of which he serves as Trustee, constituting less than 1% of the Shares outstanding.

Cyrus Amirsaleh beneficially owned the 100,000 Shares beneficially owned directly by Alpine Lake, where he serves as Manager, constituting less than 1% of the Shares outstanding.

Fred Ghassemieh Children's Trust beneficially owned directly 254,354 Shares, constituting less than 1% of the Shares outstanding.

Feridoon Ghassemieh Descendant's Trust beneficially owned directly 186,374 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Feridoon Ghassemieh beneficially owned directly 100,000 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Alex Ghassemieh beneficially owned directly 80,093 Shares, constituting less than 1% of the Shares outstanding.

Bob Ghassemieh 2021 Children's Trust beneficially owned directly 25,000 Shares, constituting less than 1% of the Shares outstanding.

Lillian Ghassemieh 2021 Children's Trust beneficially owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Firouzeh Ghassemieh beneficially owned directly 10,000 Shares, constituting less than 1% of the Shares outstanding.

Alpine Lake beneficially owned directly 100,000 Shares, constituting less than 1% of the Shares outstanding.

BL PCH beneficially owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding.

Pacific SHG beneficially owned directly 18,301 Shares, constituting less than 1% of the Shares outstanding.

Morning View Hotels beneficially owned directly 2,500,000 Shares, constituting approximately 3.5% of the Shares outstanding.

Palm Lake GP beneficially owned 100,000 Shares, consisting of the 100,000 Shares beneficially owned directly by Alpine Lake, as its general partner, constituting less than 1% of the Shares outstanding.

Each of the Reporting Persons may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 5,153,591 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 7.3% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There were no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 25, 2025, the Reporting Persons entered into the Cooperation Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 25, 2025, the Group Agreement terminated pursuant to its terms, effective immediately.

On August 27, 2025, the Reporting Persons, other than Samuel J. Jagger, entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Cooperation Agreement, dated August 25, 2025, (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 26, 2025).

99.2 - Joint Filing Agreement, dated August 27, 2025.

## Signatures
- Ghassemieh Babak: /s/ Babak Ghassemieh, Babak Ghassemieh (08/27/2025)
- Fred Ghassemieh: /s/ Fred Ghassemieh, Fred Ghassemieh (08/27/2025)
- Samuel J. Jagger: /s/ Samuel J. Jagger, Samuel J. Jagger (08/27/2025)
- Alex Ghassemieh: /s/ Alex Ghassemieh, Alex Ghassemieh (08/27/2025)
- Fataneh Ghassemieh: /s/ Fataneh Ghassemieh, Fataneh Ghassemieh (08/27/2025)
- Ali Afshari: /s/ Ali Afshari, Ali Afshari (08/27/2025)
- Mahyar Amirsaleh: /s/ Mahyar Amirsaleh, Mahyar Amirsaleh (08/27/2025)
- Lillian Ghassemieh: /s/ Lillian Ghassemieh, Lillian Ghassemieh (08/27/2025)
- Kambiz Ghassemieh: /s/ Kambiz Ghassemieh, Kambiz Ghassemieh (08/27/2025)
- Mahvash Ehsani: /s/ Mahvash Ehsani, Mahvash Ehsani (08/27/2025)
- Jennifer Gareis: /s/ Jennifer Gareis, Jennifer Gareis (08/27/2025)
- Christina Matthias: /s/ Christina Matthias, Christina Matthias (08/27/2025)
- Eric Ghassemieh: /s/ Eric Ghassemieh, Eric Ghassemieh (08/27/2025)
- Gavin Ghassemieh: /s/ Jennifer Gareis, Jennifer Gareis, on behalf of minor child Gavin Ghassemieh (08/27/2025)
- Sophia Ghassemieh: /s/ Jennifer Gareis, Jennifer Gareis, on behalf of minor child Sophia Ghassemieh (08/27/2025)
- Lewis Stanton: /s/ Lewis Stanton, Lewis Stanton (08/27/2025)
- Farhad Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh (08/27/2025)
- Cyrus Amirsaleh: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh (08/27/2025)
- Fred Ghassemieh Children's Trust: /s/ Fred Ghassemieh, Fred Ghassemieh, Trustee (08/27/2025)
- Feridoon Ghassemieh Descendant's Trust: /s/ Fred Ghassemieh, Fred Ghassemieh, Trustee (08/27/2025)
- Trust FBO Feridoon Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh, Trustee (08/27/2025)
- Trust FBO Alex Ghassemieh: /s/ Lewis Stanton, Lewis Stanton, Trustee (08/27/2025)
- Bob Ghassemieh 2021 Children's Trust: /s/ Babak Ghassemieh, Babak Ghassemieh, Trustee (08/27/2025)
- Lillian Ghassemieh 2021 Children's Trust: /s/ Babak Ghassemieh, Babak Ghassemieh, Trustee (08/27/2025)
- Trust FBO Firouzeh Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh, Trustee (08/27/2025)
- Alpine Lake Partners, LP: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh, Manager (08/27/2025)
- BL PCH LLC: /s/ Babak Ghassemieh, Babak Ghassemieh, Manager (08/27/2025)
- Pacific SHG Ventures, LLC: /s/ Alex Ghassemieh, Alex Ghassemieh, Manager (08/27/2025)
- Morning View Hotels BH I, LLC: /s/ Babak Ghassemieh, Babak Ghassemieh, Manager (08/27/2025)
- Palm Lake GP, LLC: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh, Manager (08/27/2025)